UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 27, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the transcripts of the presentation of the Third Quarter 2021 Results of UBS Group AG and UBS AG and related Q&A session, which appear immediately following this page.

Third quarter 2021  results

26 October 2021

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  third quarter 2021 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – Key messages

Yeah.  Thank you, Martin, and everybody on the line, welcome.  Thanks for joining us this morning.  Hey, it's a good quarter, you will see.  We're fueling growth today, but also for tomorrow.  Across the board, our clients are benefiting from our trusted advice, quality execution, and our growing ecosystem.  Our strategic initiatives are working and our investments are paying off.

So, for the quarter, we delivered a $2.3 billion in net profit, the highest in almost 15 years, and our return on CET1 capital was over 20%.  So, we're making a good progress on our strategic refresh as well, and I will give you an update on this shortly in this presentation.

Slide 4 – We are executing relentlessly for our clients

Turning to the next slide, just looking across, you see that the market and the economic backdrop were broadly positive in the third quarter.  Although there were some recent uncertainty towards the end of the third quarter, equity markets are still near all-time highs.  Vaccination rates are rising.  Fiscal and monetary policies remain supportive.  But at the same time, we see fears of inflation, the spreading of COVID variants, policy uncertainty in China, the US having – and also in the US raising concerns around economic growth.

We hear similar concerns from our clients, too, of course, as evidenced in our last – in our last sentiment report.  But whatever the environment, we'll continue to provide our clients with our valuable advice and quality execution for them to weather through these uncertainties.

So if you look at this slide, you see the ongoing momentum with the clients.  Our private wealth clients continue to turn to us for these solutions and for the advice.  At 5% annualized growth, we saw another strong quarter of net new generating fees – net new fee generating assets – man, what a word: NNFGA – adding to the scale of our global ecosystem for investing.  Net new loans were positive at $3.3 billion driven by the Americas. That was despite the volatility in Asia Pacific causing some deleveraging in the region.

We're helping our clients navigate volatility and capturing opportunities.  Transaction-based revenues with private wealth clients were up 4% year-on-year against what was already a very strong performance last year.  We saw particular interest in alternative investments and structured products, as investors look for investments with a positive real yield that are resilient in a higher inflationary world.

We saw $1.5 billion of inflows in Asset Management in the quarter with continued strong momentum in alternatives, ETFs, SMAs as well.  And from my first meetings with other CEOs, from my meetings with other CEOs, you see that the optimism it's obvious there.  We're seeing corporate clients looking at actively pursuing M&A opportunities.  And that is delivering some growth and fueling some growth as well.  They want to do it in order to fast forward the growth themselves, build scale themselves and preempt disruption, as they see it in their markets.

At the same time, private equity firms are flushed with capital.  That is still affordable and that all adds to the M&A activity that we see.  Funding markets are also favourable.  We're helping firms take advantage of this as well.  And as a result, the advisory and the equity and debt underwriting all had their best quarter on record. – the best third quarter on record, I should say.

Global Banking revenues were up 22% against last year.  SPAC related fees were 43% year-over-year mainly from deferred fees as mergers closed.  In [edit: Global] Markets our strategic choices are paying off as well with $1.4 billion in revenues. Equities has just had its best quarter on record as well – third quarter on record as well.

We saw particular strength in Asia Pacific Cash Equities. And we're pleased with our performance in global electronic FX both areas of focus for us.  Prime brokerage balances reached an all-time high, helped by several hedge fund launches in the year.  And in Switzerland, we see a continuing trend among our clients in converting cash savings into investments as well.  Net new investment products were 700 million Swiss francs in the quarter, 13% growth annualized, driving record recurring fees there as well.

Slide 5 – Delivering on the core elements of the ecosystem for investing

Now, continuing to build up – to build and deliver on our ecosystem for investing is fueling our growth as shown on the next slide.  And just to start with the private markets here, investors continue to turn to private markets as a source for diversification, as you can well understand, but also for yields.  We expect this to continue even if markets were to turn a bit more volatile here.  It's an asset class where our clients are generally underweight and, therefore, an area where we can add value.

During the first nine months of the year, we've facilitated $26 billion of investments into the private markets and the institutional investors as well.  Our integrated SMA offering in the US saw another $5 billion of inflows this quarter, demonstrating what we can achieve by working seamlessly together for our clients, and yet another good example of our ecosystem at work here.

Sustainability is not only the right thing to do.  It's become a major engine for us for growth.

But we also know that sustainability has many facets. That's why, last quarter, we further expanded our sustainable investment offering.  For example, our private wealth clients can now personalize their sustainable investing mandates along six topics, depending on their preferences.

We also became the exclusive distribution partner for Robeco's, a global SDG engagement equities fund, and that's a fund that motivates companies to fulfill UN ESGs, and we target to raise $1.5 billion of investments over the next six months for them.

Sustainability-focused and impact investments grew annualized by 63% year-to-date and reached 207 billion dollars for us.  Now, the success of My Way, as you can see here as well, continues as well.  My Way is an intuitive application that allows clients and advisors to jointly set up, monitor, and adjust mandates, the deal flow continued also this quarter.  Invested assets on the platform more than tripled year-to-date, tripled year-to-date to around $5.1 billion as you can see, adding to the strong growth we see in mandates globally.

And lastly, the third quarter again highlights the scalability of our platform.  Year-to-date, we've more than tripled our net new fee-generating assets per advisor.  And this scalability is a significant contributor to the strong operating leverage this year.

Slide 6 – Financial results overview

So the financial result overview shows you that our business momentum, our focus on fueling growth, our focus on disciplined execution for our clients, delivering the full ecosystem to our clients, basically, you know, the capabilities that we have ourselves, but also the capabilities that third parties provide through us, all of this led to another strong quarter across all of our businesses, but also all of our regions, and that resulted in a pre-tax profit of $2.9 billion.

You can see an overview of all of this here across the different dimensions.  Operating income, for example, was at $9.1 billion.  That was up 2% from last year when we had a number of one-off gains.  So in terms of the underlying, this is much higher quality in terms of income than it was before.

Operating leverage strong again because the costs were actually down 1% year-over-year.  And you see the mix of how we've reported, as well as the how we've already kind of executed on some of the savings plans coming through and more to come next year to also to support our investments.  And all of this resulted into a cost / income ratio below 69% the lowest in over a decade.  Net profit up 9% to the highest level in over a decade as well.  Return on CET1 capital reached 20.8%.  Tangible book value per share was up 4% sequentially here as well.  And as you can see, we continue to perform well above the financial targets that we have given you.  And while we do that, we continue to be focused on driving growth on the top and the bottom line.

Slide 7 – Purpose slide

Now, before I hand over to Kirt, because this is where I basically do that normally, I'd like to give you a bit of an update as to where we are on our strategic refresh.

As I told you in the first earnings call, I would do a couple of things in my first year, which is: one, that's concentrate on the business momentum;  and the other one was to look at the strength of UBS.  And there’s many things that have impressed me – that I'm impressed with at UBS.  So, when I took over as a CEO a year ago, I was excited to build on this foundation and to make a strong organization even stronger.  And I saw so much potential beyond what we were delivering on.  And it was all about unlocking the true potential of UBS.

And as I said, the three priorities that I focused on the first year, the first one is to articulate that purpose that was always there, but was always implicit and never explicit.  And then we made that very explicit now: Reimagining the power of investing. Connecting people for a better world.  Which is really a driver for consistency across what we do.  A driver and a support for dilemmas that we run into.  Also, in terms of making strategic choices even.

Second priority for me was, of course, safeguarding our people and clients, and supporting clients through the pandemic, which I think, you know, hopefully we're completely through, but nobody knows.  Introducing a hybrid approach to working going forward as well.

And third, just make sure that, you know, our clients are really supported and navigated in these markets that are not always as clear.  And that's what we performed on and you've seen the results.

As to the strategic plans, I've also said that I would give you updates during the year when we felt that there was an update to be given, but that we would give you a full strategic update towards the end of this financial year.  So we will give you a full strategic update on the 1st of February.  And today, I will take you, I will show you a bit on Switzerland, the Americas and technology.

Slide 8 – We are the #1 bank in Switzerland

So first things first, which is Switzerland.  Switzerland is, of course, a very important business for us and it's important that we continue to be the number one universal bank as we are.  It's a highly integrated business. It's serving around one third of the households here in Switzerland. It's serving over 90% of large corporates in our home country.  And there is – we enjoy a leading position in about every segment you can think.

The successful execution of our strategy has led to growth, made us more efficient in how we serve our clients.  And that helps us to offset some of the impact from the negative rates that we've seen here for almost six years now.

So in addition to being stable and resilient, Switzerland is also our focused region in terms of profit with $2.5 billion in profit before tax during the first nine months of the year, and that's 37% higher than the last year, and that makes it a very good base to take the next leap forward.

Slide 9 – P&C – Strategic priorities

Which brings me to our key priorities for Personal & Corporate Banking on slide 9.

First, we aim to grow.  And more than that, we aim to grow faster than the market.  This means that we will double-down on our commitment to be the number one universal bank in Switzerland.  We make sure that we're the undisputed number one universal bank in Switzerland, making sure that we become even better for our clients in areas such as private pensions, sustainable finance, and mortgages.  That's where we see growth opportunities.

It will not come as a surprise that our digital capability will play an important role to make this happen as well, and that's why you see that the second and the third priorities for Switzerland are both technology-dependent and technology-focused.

And with digital at the core, we want to make sure that we remain the digital leader in Switzerland as well. We're focusing on making all of our banking products, our basic banking products available digitally. That's a – that's an absolute must. We will invest in that, making sure that all of our basic banking products become digitally available and backed up with remote advice, to the extent needed.

We are improving the experience for our clients through that as well, and we're doing that. And, of course, we're not waiting for a launch of a strategy.  We improve as we go and we have already some handsome results there.  And also make sure that we get some extra efficiency from this as well.  And these efficiency gains done, we can invest in growing above market as I said.

In order to be successful on all that, we have to further transform, and our transformation objective is about our people.  It's about our culture.  We have to organize our teams around client needs.  We have to become faster.  We have to become simpler and more relevant for our clients as well.  And under this priority, our Swiss business is leading the way with regards to the Agile@UBS setup.  And we're rolling this out through the rest of the organization.

We've also reduced up to two management layers in P&C in the Swiss business, in the P&C part of the Swiss business already in order to become less hierarchical and make sure that people basically use the strength they have in making things work for our clients and speed up decision-making.

With these initiatives, we target to grow our revenues with investments funded through our cost saves, through the digital at the core.  We will have cost saves and part of those saves we'll invest in those products that I just indicated: growing faster in pension, sustainability and mortgages.  And if we do that well, we will really make a shift away from the cost to income ratio of around 60% to a cost to income ratio of around 55% by 2025.  That's what the plan is supposed to do.  And I'm confident in the team to deliver upon that.

So here, even with a leading position, we do think there is further improvement potential.  We do think there is further growth potential. And we want to maintain our number one position in our home market to be a better bank for our customers.

Slide 10 – Americas – We have built a franchise that delivers substantial profit growth

Turning to another region of importance.  As I said, you know, in March, in terms of geographic focus, there is two areas that are of utmost importance for us because that's where the wealth pool is growing faster than anywhere else, and that's also where the wealth pool is larger than anywhere else.  And one of those regions is the Americas.

It's important for us to be active in the Americas.  It is an important part of our investment ecosystem.  We have a focused client-centric strategy, that plays to our strengths as a global bank here, that differentiates us also from the other players in the marketplace.  We've consistently invested in our business and our people for the benefit of our clients.  We anticipated trends.  We anticipated changes here.  And you see that that is paying off.

We're well regarded by our clients for our thought leadership, for our solutions that help them achieve their liquidity, their longevity, and legacy goals as well.  And as a result, we're growing our ecosystem.  Net new fee-generating assets were up $12 billion [edit: for the third quarter of 2021].  Now, 7% annualized in the first nine months of the year.  Net new loans were equally impressive on an annualized 28% year-to-date just in this region.

Our partnership with Banco do Brasil has added to our growth as well.  Year to date, we executed 127 global banking deals through this JV, which is developing into a valuable feeder through our ecosystem.

Profits in the region grew by 19% year-on-year to $2.1 billion.  And prospects for the markets are also very attractive.  The US, as I said, is the largest wealth pool globally, and it's also expected to grow faster than any other mature market.  But it's also a dynamic market.  In the next 10 years, $70 trillion in assets are forecasted to transfer to the next generation.  So a lot to gain here if you are well-positioned to do it and to advise your clients.  And that is what we are and that is what we want to be with some additional actions.

Slide 11 – Americas – Strategic priorities

And that gets us to the strategic priorities in the Americas on slide 11.  In order to capture these trends and grow our franchise in the Americas, first of all, we still see ample opportunity in our core business, building on the momentum that we currently have with our clients.

So, what we think we can do even better is to deliver and grow our ecosystem across all of our businesses, the investment banking capabilities and the asset management capabilities to support our wealth clients.  And, to the extent that we don't have capabilities in-house, as I said, you know, our ecosystem is an open ecosystem.  We will look for capabilities that the third parties can help us in providing as well, in order to truly deliver to our clients what they need and to give them – to generate the best client outcomes on this one.

And we have the scale for that, and we will build on that scale.  We have the content for that and we have the solutions for that.  And, through that, we are confident that we can continue to drive growth in the coming years.

In order to do that, we will also continue to enhance our platforms, from which our financial advisors work in wealth management.  And, as I said, that's a running program and that is progressing.  But, in order to support our financial advisors and our clients even more so, we have a second priority, and the second priority is about being a more holistic bank for our clients.  We're planning an upgrade to our banking capabilities to deliver a full-service banking offering.  As you know, many of our clients there are business owners, so the offering will primarily cater for them in terms of lending and cash management as well.  We have a very well-functioning bank there with high net promoter scores for our clients, and we think we can build on to the experience that we have there and just give more services to our clients.  And with that also be even more relevant to our clients through the whole life cycle.

Of course these capabilities will be digitally-led.  They will be based on cutting-edge technology. And as I said, you know, they will be aligned with our client promise, which is that services need to be personalized, they have to be relevant, on time and seamless.

Now, our third priority for the Americas and specifically for the US is the rollout of a digital-led service proposition.  And that's a scalable investment advice model for affluent clients.  We are a trusted brand in the US and we have premium content.  And we see the opportunity to deliver our expertise and our content to a much broader set of clients.  And we will start with our Workplace Wealth clients and our platform there.  And we already service 2 million stock and retirement plan participants there.

We're planning a differentiating offering and combining a winning digital experience with trusted human advice on a remote basis.

And, I think, that's another example of how we can actually go back to our DNA of content and knowledge, on one side; of advice, on the other side.  But delivering it in a digital and a scalable way to clients that we already have, that already think UBS and have a business with UBS, but want to do more of their wealth management with UBS.  And that's an affluent proposition.

So, we're looking at, you know, increasing the share of wallet with our clients and bringing the ecosystem to our clients.  We're looking at further improving the growth with our clients and the profitability with our clients, delivering more banking products, and we actually think that we can grow in the market by addressing a further client segment – the affluent client segment – by building a digitally-led but remote advice proposition to the new clients in the market.

Slide 12 – Leveling up technology to drive digitalization and differentiation for our clients

All of that brings us to where we are on technology.  And also here and also in the previous plans, I mean, we're updating you on these plans, but it doesn't mean that we have not already kind of made steps in this direction, and some of the results that you see today are really because of some of the steps that we've made.

But specifically also on technology, the execution of our strategy to level up technology and to make technology a differentiator, that's truly in full swing.  There is no plan developed at this moment in time in UBS, where technology is not taken into account from the first instance, which basically means, how do we deal with our clients?  How do we service our clients?  It is that, it is there, where technology can make the difference.  It is there where technology can bring the personalization.  It's there where technology can bring the relevance of the content and making sure that when we have a proposition, it will be there on time.  So, that way of thinking is prominent now in every planned development and it's important as well.

But for that you need good technology itself. You need an engineering culture as well.  And you need to manage technology in a very frequent way.  So, and that is what these five pillars try to tell you.

So, if you want to be successful in technology and you want to deliver technology, you have to work agile front to back.  So, we have launched Agile@UBS and are in the process currently of transitioning some 9,000 colleagues into this cross-functional setup.  At this moment, 3,000 of them are already working in agile ways today, and we are piloting that in different areas as we speak.  On the experience on the back of these pilots, we will then use to roll it out even further. And in the end, we do expect that towards the end of next year, some 25,000 people will actually work in Agile@UBS.

In order to support that – because if you work agile, you deliver incremental improvements in technology in two weeks sprint, as you know.  But you can't do that on the back of annual plan as you do quarterly planning.  So, we've made our planning cycle shorter already.  We have made it faster.  We've made them more frequent.  So, we have started to our quarterly business reviews, looking three months back as to where some of these projects have delivered, where some of these projects are going the next six months, what we need to change, what we need to optimize, what we need to prioritize.  But always with the strategy in mind, not tactically.  Strategy in mind.  So zoom out: strategy; zoom in: three months back, six months forward.  That's the way we run it.

But there is more that we can do here, and that is all around data and analytics.  We feel they are critical to meeting our client promise in these days.  And that's why and maybe you’ve picked up on it or not, but recently we've implemented a central hub to drive the AI, Data & Analytics approach and strategy in the group.  In the same vein, we rolled out a new AI-based recommendation engine for client advisors in Switzerland already.

And lastly, and on this chapter is, you know, to make our technology estate even more flexible and less expensive to maintain, we're migrating away from legacy technology, and we've already decommissioned hundreds of applications.  We're moving a thousand applications to the cloud just this year.  And as you can see, we're putting the foundations in place to turn technology into a differentiator here at UBS as well.

Slide 13 – Executing our strategy to deliver attractive returns and improve efficiency

Now, where does it – where are we on our journey here?  I think I'm proud to see what's happening here at UBS.  The momentum that we have been able to build over the last couple of quarters, at the same time defining our future without, you know, taking our eyes off the ball.  Here you see some of these results. Clients are rewarding us for what we do for them and that's why we get their business.  But that business also delivers attractive returns to our shareholders, and you see that on the slide – our financial performance this year shown to you in a more historical context.  The last nine months we had the highest operating income in over a decade, the highest pre and post-tax profit in over a decade, the lowest cost income ratio in over a decade.  And a nearly 20% return of CET1 capital.

I think this is exactly where I have to hand over to Kirt.

Kirt Gardner

Slide 14 – 3Q21 net profit USD 2.3bn; 20.8% RoCET1

Thank you, Ralph.  Good morning everyone.

At $2.3 billion, we delivered the highest net quarterly profit since 2007.  This translates into a 20.8% return on CET1 capital, and a 17.2% return on tangible equity.  It drove $2.8 billion of CET1 capital generation.

PBT of $2.9 billion was up 11%, driven by 2 percentage points of operating leverage.  The cost-to-income ratio improved 2 percentage points, to 68.7%.

As a reminder, our third quarter last year included a $631 million gain from the partial sale of Fondcenter.  Excluding this gain, all business divisions and regions contributed to PBT growth and efficiency improvements.

Our 3Q results included net credit loss releases of $14 million, of which $11 million in Stage 1 and 2.  While some macro factors have improved slightly, we once again decided to apply a management overlay given continued macroeconomic uncertainty.  As of September, the total overlay was $219 million, a $36 million increase from 2Q.

Year to date, we generated $6.1 billion in CET1 capital, including about $500 million from the amortization of deferred tax assets in the US.  Given the ongoing tax discussions in Washington, we wanted to update our sensitivity guidance in relation to our tax loss DTAs.  Assuming no other changes, we would expect that the value of our US DTAs would increase by approximately $300 million for each percentage point increase in the US federal corporate income tax rate.  This would be effective in the quarter in which the tax law is enacted.

Slide 15 – Executing our cost strategy

Turning to expenses.  Year-to-date, while growing operating income, we were able to maintain operating expenses – excluding variable and FA compensation, currency effects, restructuring and litigation – broadly stable.  This helped us deliver a nine-month cost-to-income ratio of 71.4%, our lowest since 2006.

As a reminder, for the fourth quarter, we expect an increase in costs due to seasonal effects, as we have seen in prior years.

Slide 16 – Global Wealth Management

Moving to our businesses.  GWM PBT was up 43% to $1.5 billion, its best pre-tax profit on record.  All regions contributed with double-digit profit growth, another record quarter in the Americas and the highest 3Q profit in APAC.

Operating income growth outpaced expenses by 9 percentage points with improvements across all revenue lines, and a gain of $100 million from the sale of our domestic business in Austria, driving the cost-to-income ratio down 6 percentage points to below 70%.

This was our ninth consecutive quarter with year-on-year positive operating leverage and our cost-to-income ratio in the Americas fell below 80% for the first time.

Net new lending was $3 billion, mainly on continued strong momentum in the Americas.  This was partly offset by some deleveraging in APAC, as client sentiment became more cautious following recent policy developments in China.  Year-to-date, GWM generated net new loans of $ 21 billion, or 13% annualized growth, almost entirely from Lombard and mortgages.

Our net new fee-generating assets were $19 billion, an annualized growth rate of 5%.  Our annualized net new fee-generating asset growth rate for the first nine months of this year is 8%.

Slide 17 – Global Wealth Management

Moving to income.  Recurring fees grew 23% to a new high, driven by market performance and continued strong net new fee-generating assets.

Net interest income was up 8% sequentially on higher deposit volumes and fees, along with continued increases in our lending NII.  For the fourth quarter, absent any interest rate headwinds, we expect NII to remain broadly flat compared with the third quarter.

Transaction-based income rose 4%, driven by higher client engagement in alternatives, life insurance and structured products.  While client sentiment remained more muted in APAC due to uncertainties around China, our continued focus on book transformation and positive flows over the past quarters allowed the region to deliver its best 3Q PBT on record as I just mentioned.

Slide 18 – Global Wealth Management

Our interactions with clients and our world-class investment solutions, together with a constructive market backdrop, drove net investments of $98 billion in FGA products over the last four quarters.

Net new fee-generating asset growth was above 6% in all regions, with 15% growth in Asia as we are seeing increasing interest by clients to diversify globally and move into endowment-style investing, private equity and private credit, as well as hedge funds.

Slide 19 – Personal & Corporate Banking (CHF)

We saw very strong momentum in P&C, driving our PBT up by 44% to 439 million Swiss francs.

Operating income increased 18%, with recurring, net interest and transaction income all up year-on-year.  Credit loss releases in the quarter were CHF 6 million, a CHF 91 million year-on-year improvement.  Cost-to-income ratio in the quarter was 57%.

Transaction-based income increased 7% on higher revenues from credit card and foreign exchange transactions, reflecting an increase in travel and leisure spending by clients as pandemic restrictions continued to ease.

Recurring net fee income was up 18% to an all-time high, primarily on higher custody, mandate and fund fees.  Continued momentum in recurring fees was helped by CHF 700 million of net new investment product inflows, as we engaged with clients to provide alternatives to cash deposits.  Year-to-date, net new investment product flows were CHF 2.4 billion.

Net interest income increased by 5% year-on-year as a result of various deposit optimization measures, which led to lower liquidity and funding costs, and was further helped by CHF 2.1 billion of net new loans in Personal Banking year-to-date.

Slide 20 – Asset Management

For Asset Management, I will reference year-on-year comparisons excluding the $571 million dollar gain on sale in 3Q20.

PBT was up 27%, the tenth consecutive quarter of year-on-year PBT growth.

Operating leverage was positive 11%, driving the cost-to-income ratio down 7 percentage points to 64%.

Excluding a $28 million loss related to an associate, net management fees were up 16%, on market performance and nearly $150 million net-new run-rate fees over the last twelve months.  Performance fees decreased to a more normalized level of $33 million.  For the next quarter, we would not expect performance fees to repeat the exceptional result we saw in 4Q last year.

After six quarters of exceptional net new money growth, where we averaged $20 billion excluding money markets, net inflows were muted in 3Q at $1 billion.

Slide 21 – Investment Bank

The IB delivered its best PBT since 1Q13, up 32% year-on-year to $837 million.  The return on attributed equity was 26%.

Since the beginning of 2020, our Investment Bank has been delivering outstanding results supported by constructive markets and while remaining disciplined in deploying balance sheet.  Revenues have been above 2 billion every single quarter, with average return on attributed equity of 20%.  We delivered this performance while absorbing regulatory RWA increases, and remaining within our “up to one-third” of Group RWA and LRD.

This quarter, Global Banking revenues were up 22%, with the highest Advisory, ECM and DCM 3Q revenues since 2013.

Advisory was up 78%, benefitting from a higher number of sizeable M&A deals.  Equity Capital Markets increased by 32% driven by higher levels of ECM issuance led by IPOs.  Debt Capital Markets rose 7%, on higher levels of leveraged loan and bond issuance.

Excluding a $215 million gain from the sale of intellectual property rights associated with an index family in 3Q20, Global Markets revenue increased by 5%, driven by Equity Derivatives, Cash Equities and Prime Brokerage.  These were partly offset by lower income from rates, foreign exchange and credit products against a strong year-on-year comparative.

Excluding $229 million accelerated expenses from the modification of certain outstanding deferred compensation awards in 3Q20, operating expenses were up 3%, mainly on currency effects.  The cost-to-income ratio was 67%.

Slide 22 – Capital and leverage ratios

During the quarter, we generated $2.8 billion in CET1 capital and increased our CET1 ratio to 14.9% and our CET1 leverage ratio to 4.31%.

RWA increased by $9 billion sequentially, mostly driven by regulatory add-ons, which we detail on page 42 of our third quarter report.

As guided, we completed $600 million of buybacks in 3Q, increasing our year-to-date repurchases to $2 billion.  In the fourth quarter, we expect to repurchase up to $600 million.

With that, we can open up for questions.

Analyst Q&A (CEO and CFO)

Flora Bocahut, Jefferies

Yes.  Good morning.  I have a two questions, please.  The first one is regarding the NII sensitivity.  I see in your report that you mentioned the interest rate sensitivity is 1.6 billion dollars of additional NII for a 100 basis point parallel move up in the yield curve.  Can you maybe quantify how much of that would be specifically US-driven?  And also what would be the time frame for that $1.6 billion, whether it's over 12 months or longer?  So basically, any comment you can make to help us to understand the drivers on the NII sensitivity would be helpful.

The second question is on the level of profitability, which is obviously very much above your target and has been for a few quarters now.  And you know, the return on common equity Tier 1 was 17% last year.  It's almost 20% in the first nine months.  This is on the level of capital that has piled up.  Part of this performance is cyclical, but when you look at the driver of this higher profitability, I just wanted to ask you which ones do you think are sustainable and said to continue?  Thank you.

Kirt Gardner

Yeah.  Thank you, Flora.  Just in terms of the net interest income generation.  First of all, the $1.6 billion is for a 12-month period.  Clearly, just given the concentration of our deposits in US dollars overall, there would be a fair portion of that in the US, but we don't provide details exactly on which market and which currencies that would show up in.

In terms of our level of profitability overall, I think clearly, as you look at the overall shape of our operating income and our performance, we are very levered in equity markets.  And, to the extent that the equity markets actually hold up, that's very constructive for our profit levels.  And, to the extent that we see good volatility in equity markets, it's very helpful to our [edit: Global] Markets revenue and in our transaction revenues.

Now, that clearly going forward, we can't control market factors.  What we can control is the overall flow levels that we generate in the business and also the broader activity around the ecosystem that we continue to look to build out.  And there, we're confident that we're going to continue to see very good flows going forward, and we're also going to continue to see enhancements across our ecosystem-related investments that will generate collaborative and other revenues and help scale the business.

Ralph Hamers

Yeah.  Maybe – and so, on that one, clearly, it's a mix of capital discipline.  So, you know, it's the capital-light model that we will continue to work on, and it's the scalability and the cost discipline on the other side.  Income is one that is, clearly, you know, through client advice and market support, etc., will always be partially ours and partially not ours.  What we can control is capital discipline and cost and scale discipline.

Flora Bocahut, Jefferies

Thank you.

Nicolas Payen, Kepler Cheuvreux

Yes.  Good morning.  I have two questions, please.  The first one is on technology, where you speak about transitioning to agile with more than – with a target – you target 9,000 people transitioning to agile.  So, I wanted to know what does it mean for UBS in terms of operational performance and perhaps even in terms of financial performance?

And the second question is on costs.  Your target is should be between 75% and 78%, and you achieved 69% cost to income ratio on this quarter.  So, I wanted to know what kind of performance do you think is sustainable going forward?  Thank you.

Ralph Hamers

Yeah.  Thank you, Nicolas.  So, on the first one on the Agile@UBS.  So, what we're introducing here is front-to-back agile.  So, this is not agile on the technology side and then you have a completely different rhythm in the rest of the organization.  No, this is front-to-back agile, which basically means that people who know the customer interface, the people who know the products or processes, and people who are actually into engineering, you basically put them into multidisciplinary teams and you run them into two-week sprints towards an outcome.  And if the outcome is satisfactory, you go for another sprint and if not, you either kind of fix it or understand the moment you may even stop the project, right?

So, that's one.  In order to make this work, you take out layers in order to be less hierarchical and make sure that people who are there, that they actually become also contributors rather than just hierarchical managers.  So, that's a big change there.  And with that, what you're trying to improve and what I – what my experience is that you improve – is time-to-market, fail fast, and much higher productivity for the same IT investment that you do.

So, you'll see that in the plans that we have, we more or less work with the same technology budget.  But we feel we can get much more out of this technology budget in terms of outcome, by working agile and by improving the engineering culture and the quality furthermore of the engineers as well.  So the productivity gains and the time to market, that will all lead either to doing either more for the same buck or for a better commercial success, and that's what you will see.

And that gets me to your second question which is your cost income question.  We're very happy that we have kind of broken through the 70% ceiling here and – or floor I guess it is – from where we come.  And so we're happy that we have accomplished that this quarter.  To the extent, we feel there was a moment to update the financial KPIs around where we think we can run UBS structurally, we will come back with new targets on February the 1st when we update the market around new targets.

Nicolas Payen, Kepler Cheuvreux

Thank you very much.

Kian Abouhossein, JPMorgan

Yeah.  Thanks for taking my questions.  First question is regarding Asia.  And if you can talk a bit more about the lending, net loan reduction and net fee-generating asset reduction.  And also what you're seeing going forward, should we think about a lower net new number in terms of growth, considering the situation in China?  And what is the outlook for 2022 sort of, say around net new money in that region?

The second question is regarding your valuation, really.  If I look at your valuation against Morgan Stanley, which has a similar mix, clearly more US-focused, you trade at a 30% discount and, at times, even a 40% discount, and I'm just trying to understand how you think about your valuation against some of the peers which have a similar mix?  How do you explain, in your own view, that material discount?

Ralph Hamers

And so, Kian, the second question is a very difficult one to answer, right?  So, this is the market, and maybe you should actually answer that question for us.  The only thing – what we can do is – and what you will – what you have heard today and what you will hear more of in three months' time is that we know what the power of UBS is, and we know how to orchestrate the ecosystem of capabilities that we have in-house or that we can orchestrate with the third-party providers in order to service our clients best.

That's what we do.  That's what we work on, on a daily basis.  And we feel that that potential of UBS, working across the more divisional structures, if you will, but being much more client-focused, that that is what can bring out the best of UBS and the potential of UBS.  And you will see many of our plans geared towards that, and that is how I am confident that our valuation will further improve.

Any comparison to any peer who has a completely different constellation of income and strongholds and home markets is a difficult one to make.  We do what we think is best to bring the best of UBS to our clients.  And, with that, we do think there is quite some potential here.  So, that's my point here.

Then on Asia, so clearly on the back of some of the – a bit of more of the uncertainty towards the end of the quarter.  We already saw that coming and we have asked some clients to deleverage.  And with deleveraging also comes the sale of assets, clearly, and the repayment of facilities.  And that's what you see coming through on NNL and NNFGA.  We actually believe that, maybe there is just some uncertainty to come and that may impact maybe a bit.  But I think the way we look at Asia is much more strategic.  We've been there for the last 60 years.  We know that the wealth pool is large, that it will grow faster than anywhere else.  And therefore, we are committed to the region.  We will invest in the region.  We have – we are investing in the region.  We are hiring in the region and therefore we think that that will bring the numbers back up.

Maybe Kirt, if you have anything to add?

Kirt Gardner

No, I think you captured it.  I would just note that we've seen a number of other cycles and I would just highlight the fact that I think Asia always recovers faster than expectations.  And so, I think we'll continue to see that going forward.

Kian Abouhossein, JPMorgan

Thank you.

Andrew Coombs, Citi

Thank you.  Perhaps one follow-up on Asia first.  In your commentary on the Investment Bank, you actually called out APAC Cash Equities as being one of the strong points.  And yet in the private banking commentary, you talked about more muted client sentiment in Asia Pacific.  So I just wanted to check if you're seeing similar trends and the transaction activity in Asia between the institutional client base and the private banking client base, if they are beginning to diverge, or whether your commentary around more muted client sentiment was more to do with the deleveraging point rather than transaction activity.  So that would be my first question.

The second question just on the Wealth Management Americas business.  Essentially, you obviously chose to pull out a few slides specifically on that business.  And when you last gave an Investor Day, I was always intrigued that with Asia, with LatAm, with Europe and Switzerland, there were PBT growth targets for those regions, whereas for the US, it was more about improving the PBT margin.  So the aim was getting margin up to 25%.  Is that still the case for the US business?  Is it much more about enhancing the margin rather than an absolute profit growth target?

Kirt Gardner

Yeah.  Just in terms of your first question, you're right in characterizing the fact that during the quarter actually with some of the volatility we saw quite a bit of institutional-driven cash equities activity, and we're particularly strong, we're particularly well-positioned to capture the inflows and the outflows kind of the cross-border, sort of the north-bound and within China and across China.  And, in fact, a lot of those volumes came out of our US institutional clients that were looking to trade around some of the volatility during the quarter.

Conversely, the uncertainty regarding, and in reaction to, some of the policy changes, were much – was much more concentrated in our wealth management client base, and that did show up in some deleveraging, a part of which we initiated, as well as as a consequence of that deleveraging, some outflows.

In terms of Wealth Management Americas, overall, we're targeting a growth, that's the primary focus, and you see that in the investments and the initiatives that Ralph referenced.  And we believe that, being the largest wealth management market in the world and given our position globally and also our emphasis and our investments in our ecosystem, we do think that there is additional scale opportunity for us, and we talked about that with some of our investments.

And, if you look at what we've done traditionally, we've always been targeting to continue to grow our business in the US.  And, if you just reflect on where we are and where we were in 2017, really, where we had a run rate in our wealth management business of about $1 billion a year, we now have doubled that.  If you look at our quarterly profit for the third quarter, we're up over 43%, and we're well above $500 million.  So, we're now on a run rate of over a [edit: $2] billion.

And so, we're seeing a growth in scale in our wealth management business, and we're also seeing a growth in scale in our asset management business.  And, partly, the contribution and the ecosystem, in fact, for example, with the SMA initiative that we launched later last year, along with some of the collaboration revenue that we're seeing in the IB, all gives us good confidence that we're going to continue to see good growth momentum there and, at the same time, a continued improvement in margin.

Jeremy Sigee, Exane BNP Paribas

Good morning.  Thank you.  One more follow-up on Asia, please.  You've talked a bit already about the net new fee-generating asset outflow and the loan reduction, which were relatively, two or three billion kind of size.  But there's a much bigger reduction in the total invested assets that came down by about $37 billion.  So, I just wondered if you could talk about what those assets were that left the bank and what the drivers of that were.  That's my first question.

The second question still on wealth management.  The outlook comments warn about seasonality and slowdown and the abnormal activity levels in 3Q.  And I just wondered whether you have in mind just the transaction revenue line or whether that also may affect the fee, the recurring fee line as you look about the change from 3Q to 4Q.  Thank you.

Kirt Gardner

Yeah.  In terms of Asia, the other, of course, impact on our overall invested assets was market performance.  You did see market performance in the Asian index move down during the third quarter.  In terms of the question on Asset Management.  You know, I guess I didn't completely understand it, but just firstly, note that if you look at the last 12 months, we've had over $70 billion of inflows.  And I highlighted in my speech the fact that we're seeing continued very good net new run rate momentum.  So, we feel very comfortable that the trajectory of our management fees is going to be positive going forward as a consequence of that.

In terms of performance fees, and also I highlighted in my speech the fact that performance fees of $33 million are actually at a more normalized level.  What we saw last year in the third quarter and particularly in the fourth quarter as we saw outsized performance fee levels, and that was predominantly generated out of our O'Connor, our hedge fund business.  And I mentioned that we expect to see more normal performance fee levels in the fourth quarter.

Ralph Hamers

And maybe to add, Jeremy, on the Asset Management side.  This is a bit of a chunky business, right?  If you lose a client, you may just lose a couple of billion already there on the institutional side.  And – but you see strong momentum in the wealth management channels and the wholesale channels.  You see strong momentum in S&I – sustainability and impact – the Concord initiative in the US, strong momentum as well around Alternatives.  So there is quite a lot of inflow momentum in the asset management business.

Jeremy Sigee, Exane BNP Paribas

Thank you.

Magdalena Stoklosa, Morgan Stanley

Thanks.  Thanks very much.  I've got two.  So my first one is about the Americas because, one, you've given us a very good steering where you're going strategically.  So, you know, with the with the strategy of growth, how do you think your channels for inflows will evolve particularly in the US market?  Because, of course, the business model is very dependent on financial advisors.  But how do you see it going forward?  You have mentioned workplace channels that you're developing.  You’ve of course also mentioned the affluent-oriented mobile channels.  And, of course, the SMAs via Asset Management.  So when you take it all into account, how do you see that future growth channel mix evolve from here?  So that's question number one.

And number two really is on the capital because, of course, you've got a very, very strong CET1.  That 14.9% implies a very significant excess.  And so, how do you think about kind of the moving parts here into next year?  You know, how do you think about your capital allocation between, of course, organic growth, but also the level of pay-out?  Thank you.

Ralph Hamers

Yeah.  Thank you, Magda.  And so, specifically, on the US, you can see that the financial advisor channel is a very important channel to us, right?  And, I mean, that's – we grew up with that channel.  That is our channel.  That's our franchise.  And you will see that – and you see it in the first two initiatives and priorities that we have for the US business are truly to support that channel, to support our financial advisors, to be more effective with our clients, to support them in getting the right advice and the right product in front of them, to support them across the life cycle, be it early on if they want to sell their business, involve with the banking services.  And so, the first element of the improvement that we can see is how to bring more of the ecosystem, asset management, investment banking products, to support the financial advisors.  How do you make sure that the platform from which they work is state-of-the-art so that they basically can focus on client advice and do what they're really good at and what they're motivated to do?  So, that's a truly important channel for us.

And then, even in the second priority, around, you know, building the banking services, like the main banking services, we are supporting the financial advisors already through mortgages from our bank, and they do a really good job there.  They introduce mortgages, which is important for them to build their client relationship on as well in order to do their own wealth advice.  We want to broaden the banking products to support them in their dialogue with our clients also on the entrepreneur side and the cash management side.  So, even more so to support them in that end and build a continuous dialogue and a strong relationship with our clients there.

And then the third one is one which is already a different channel, right.  As you said, there's a channel through which we do retirement management and as well as stock management, equity plan management, which is more geared towards more affluent population, where we – and we have already have 2 million clients there.  And we feel that if you develop a digital proposition to manage their wealth beyond what they already do with us or after they basically cash for example some of these stock plans with their company – that we can actually support them to continue to invest wisely through such a digital offering with remote advice.  And clearly, if there is an opportunity there that there is also clients outside of our current clients through the workplace services that are attracted to this opportunity, and we will also look at that.  But it is much more an affluent proposition than the financial advisers are after.  So, there's no real conflict there.  It's really a different segment of the market.

Kirt Gardner

Maybe Magdalena, just in terms of your question on capital.  Certainly, we have the luxury of actually sitting on top of a significant buffer versus our overall 13% guidance, which holds.  And so, our intent still is to return any excess over 13%.  Now, on the one hand that does give us strategic flexibility, but clearly it also gives us some good potential to return quite a bit of additional capital to our shareholders.  Also, we continue to have the guidance that we are going to balance those returns in favour of buybacks.  Now, we'll have an update overall on our capital return policy in February, but I think you can expect us to continue to have a very important emphasis overall on share repurchases as we get into next year.

Magdalena Stoklosa, Morgan Stanley

Great.  Thank-you very much.

Stefan Stalmann, Autonomous

Yes.  Good afternoon.  Thanks for taking my questions.  I would like to start with Broadridge.  You have not mentioned this project on your Americas slide.  And if I remembered well, this was now the crucial period of this project going live.  Could you maybe provide an update on how this is going and also flag any particular cost increases that may or may not happen during this implementation and transition period?

And the second question, a relatively broad question on greenwashing.  That's, I guess, an evolving discussion point in the fund management industry.  And I was curious if there's any concern for you, first in your own production and asset management, but also in wealth management given that you're probably selling a fair bit of third-party funds with, you know, ESG credentials to your clients.  Thank you very much.

Ralph Hamers

Yeah.  Thank you, Stefan.  On your first question, I actually think that I did mention it in building on scale, which is, basically, I referred to the platform through which we support our financial advisors, which is basically the – it's what we call WMAP, which is basically developed in collaboration with Broadridge, and that is continuing.  It's a project that has had its challenges.  As you may know, in the past, we have re-planned that project.  We are releasing in batches.  And, at this moment, there's FAs working with it.  And, with their feedback, we further improve things.  So, that will be released over time in separate releases.

But that is certainly a project that we are committed to finishing what needs to be finished as well for two reasons.  First, we need this platform to support our financial advisors to do their work efficiently and improve their productivity as well.  But there is another side to this as well.  We feel that this could be or this will be an industry standard for many other parties to work from as well as a core platform for financial advisors.  And, therefore, it could be also licensed to other parties to use, which will then further decrease the cost to us.  So, it's very much a – on the one side, a productivity play and, on the other side, a scale play with third-parties bolting on to that as well.

On greenwashing, are you…?

Kirt Gardner

Yeah. I think, of course, as you noted there's an awful lot of focus in general on sustainability.  And, obviously, with that comes greater scrutiny and we certainly have seen that.  We haven't seen the last of that.  We would note that we feel comfortable with what we report related to ESG and sustainability.  I think you've seen in the slide presentation our sustainability-focused assets overall, which sit across our three businesses, so Asset Management, Wealth Management as well as P&C.  We also reported this in our sustainability annual report and we're very, very comfortable with the data that sits behind this.

I think one of the challenges and complexities that we all have in the banking industry is the fact that we don't have defined standards.  And with a lack of defined standards, you could always point out something that's reported that might be inconsistent with some other standard that exists in another jurisdiction.  So, clearly, we're very hopeful that we start to get some convergence around standards and what is expected of the banking industry.  Our objective overall as a leader in sustainability is to continue to reflect our best practices and all the reporting that we provide to the market, and that is something that we're very focused on ensuring.

Stefan Stalmann, Autonomous

Great. Thank you very much for that.

Adam Terelak, Mediobanca

Morning.  Thank you for the questions.  I've got two.  One on GWM flows and the other on capital into next year.  On the flows, obviously, you got your fee-generating assets still very strong.  I just want to get a bit more colour of kind of the structure of those flows behind the scenes.  Are these into advisory and discretionary mandates?  Or is it third-party funds?  And how that looks in terms of the margin on the business coming in.  Because clearly the fee margin being reported each quarter on fee-generating assets has been very, very stable.  So, just some commentary on that and the outlook would be great.

And then secondly on capital, in terms of pay-out for next year, I think an important input this year has clearly been your regulatory inflation.  Your numbers this quarter and next have kind of gone up a little bit on that front.  Could you just give us some colour for 2022 in terms of any regulatory inflation to come through?  And then on the prime $2 billion you're highlighting in the report, what's the basis for that?  Has that to do with the losses incurred on Archegos?  Has that to do with more technical detail on the exposure?  Just how that's been calculated in terms of add-on with FINMA would be great.  Thank you.

Kirt Gardner

So, thank you, Adam.  Just in terms of the overall flows and mix that go into net fee generating assets, I think, as you know, we've defined that principally as mandates.  So, the bulk of the total net positive flows are comprised of mandates.  And they're really a full range of mandates that go from fully discretionary managed to actually an overall under contract mandate product where our more professional clients actually have full discretion and are comprised – the overall mix of revenue is much more oriented towards transaction revenue.

And in terms of margin, we're not necessarily just focused on margin.  We're focused much more on overall revenue and operating income growth.  And just we're very comfortable that this is a good measure that references quality of flows.  And also, we are seeing, of course we're driving overall top-line revenue.  And you see that in terms of the 23% net recurring fee income growth versus our overall invested assets only growing 16%.  In addition to mandates, there is some mix of funds.  But that's a smaller proportion of the total inflows and mandate. And also alternatives are included as well within that overall metric.

In terms of your capital question, I think you've seen we highlighted the fact that we did see an increase due to some regulatory add-ons.  And that's not a new theme.  I think it's an unfortunate part of banking that we do get regulatory add-ons.  We mentioned the fact that we expect another $2 billion related to prime brokerage, combined with the around $1.5 five billion [edit: 1.2 billion in 3Q21].  And as I mentioned, you do see that detail on Page 42 of our report.  I think you can consider that of model and technical nature.  It's not due at all to any losses or any other factors related to our prime brokerage business.  And I think you heard me note that prime brokerage was an important contributor to our year-on-year performance overall in our Investment Bank.

We haven't provided yet an update on what we expect in terms of regulatory add-ons, and that is something that we would intend to highlight during our February update.  But needless to add, I think with the substantial surpluses that you see we have in capital, we're still very, very comfortable with the flexibility we have in our ability to continue to return capital very, very attractively to our shareholders.

Adam Terelak, Mediobanca

Okay.  Is it fair to say the market risk update was one of the bigger items to come through then?

Kirt Gardner

That's right.  The market risk update was another one and it – and that was a larger one.  It's a part of the discussions that we've been having with them since 2019 and that's been fully absorbed.

Adam Terelak, Mediobanca

Right.  Thank you.

Andrew Lim, Société Générale

Hi.  Good morning.  Thanks for taking my questions.  So, the first one is on Personal & Corporate Banking.  You know, it's often seen as a sleepy division with very little growth.  But, you know, for the past two quarters now, you've had some good growth here and across the three main revenue lines.  And you've talked about deposit optimization as one strategy, but I'm just wondering if you're seeing something broader driving the growth there in the transaction-based income, NII, and the recurring fee income, that we should be taking note of going forward?

And then, secondly, you talked a lot about your digital strategy, including developing a full-scale digital bank in the US.  And I was wondering how crypto sits within that, whether you're merely just going to offer ETF products to your customers or whether you're thinking about offering trading, custody, or even lending based on crypto, or whether it's something that you feel is valueless within the grand scheme of things?  Thank you.

Ralph Hamers

Yeah, let's start with the second question as to crypto.  I still feel that the market, not many players understand the true value of crypto, what determines the value of crypto, what are the uses of crypto and, therefore, I think it is – it is not something that one can regard as an investment, but it's much more – it's more about a speculation.  We don't advise on speculation.  That's what it is, and that's why we don't go there.  And so, if clients want to do it, they can do it, but it's not going to come – it's not something that we will actively offer ourselves.

So on your P&C business, you know, you've seen that the P&C business is indeed making a good come back here on all dimensions of income.  It's got to do with, you know, the normal economic activity that you see coming up again.  You see in the first quarter of the year, you saw companies still repaying under their COVID facilities and now they're drawing down on their new facilities in order to support the growth they see.  They need working capital.  They're investing.  You see more activities there.  Then, you see the mortgage market continuing to develop interestingly as well and, therefore, you see the net new loans also there increasing as well.  So that's what impacts NII from a growth perspective.

Then, you know that that we introduced the deposit pricing scheme, where we have engaged with customers with deposits over 250,000 francs as to charging them on their deposits.  And we have gone through this on a client-by-client basis as to how we better price either for deposits or for alternatives.  Therefore, you've seen the NII also improving from that perspective.

Then, with the opening up of the economies, you see more spending, you see more international spending, therefore, you see our credit card revenues going up as well.  So it's really the – it's almost – I think it's a picture you can expect from all domestic banks in the world.  New economies opening up.  Businesses investing, businesses growing, needing working capital.  Mortgage markets being interesting not only because the lower rates but also because clients dare to move again.  Then you see much more spending.  And therefore you see much more transactional income.  You see much more credit card income, etc., etc., etc.

So, clearly we were ready to benefit from that.  So, our team did a really good job being ready for all of this to happen.  At the same time, we have to make sure that we do an even better job at servicing our clients digitally.  And that's why we are making the plans and implementing the plans, as I said.

Andrew Lim, Société Générale

That's great.  Thank you very much.

Benjamin Goy, Deutsche Bank

Yes.  Hi.  Good morning.  Two questions, please.  One on capital and the second one GWM lending.  First, a follow-up there.  For your new capital targets, or how do you think about Basel IV or finalization of Basel III inflation going forward?  Should that change the 13% – or target – or that everything in excess is so to say up for payout?  And also, how do you think about a potential M&A buffer in your capital ratio?  Some banks and financial institutions have this incorporated, in particular considering those supposedly looking at some asset management transactions.

And then secondly, you mentioned the GWM loan growth was in particular driven by mortgages and Lombard loan.  So, I was wondering whether we should expect to let's say a bit more capital-light loan growth going forward in that division or an increasing focus also on structured lending going forward?  Thank you.

Kirt Gardner

Yeah.  So in terms of capital, just to reintegrate again, our intention is to return all excess capital above 13%.  And naturally, we welcome the strategic flexibility.

In terms of your point, would we ever retain a capital buffer for acquisitions?  It's nothing we certainly would believe in.  We wouldn't want to retain capital that is actually not being put to work on behalf of our shareholders or being provided to our shareholders to – for them to put their capital to work.

We would also note that we have built-in flexibility because of all the capital that we generate each quarter.  I mean, you saw that we generated $6 billion year-to-date.  In the quarter itself, we generated $2.8 billion.  So that alone gives us flexibility.  If we see some strategic opportunity, we know that we're likely to generate pretty significant capital to be able to help us address that opportunity.

Now, in terms of GWM and our lending focus, you are correct.  The majority of the loans that you've seen year-to-date, I guess, $231 billion is our total lending portfolio in GWM as of the end of the quarter.  $147 billion of that, or almost 65%, is Lombard.  And then another 30% is mortgages.  And that's indeed where we've been seeing the preponderance of growth.  Now at the moment, only about 5% of our total lending is what we would consider to be structured.  So more single stock financing, subscriptions of that nature.

Now our intention going forward is that you would expect that we're going to continue to generate very good flows across Lombard and mortgage, but we will continue to look on growing our structured lending.  We do see client opportunities particularly within our entrepreneurs, where there is a demand for that type of lending and that is a part of the market that we want to continue to address.

And also, you heard Ralph talk about launching the broader banking platform in the US.  That's also going to create other sources of lending flows in other areas related to bank lending.  And so, that's another lending or loan growth opportunity for us going forward.

Benjamin Goy, Deutsche Bank

Very clear.  Thank you.

Anke Reingen, RBC

Yeah.  Thank you very much for taking my question.  The first one is just on costs.  You made a comment that you said it has already helped your – helped – the performance year-to-date is already helped by your cost program.  But I just want to confirm as well as that, there is a small benefit out of the $1 billion target you previously mentioned.  And I just wonder, if there is any update on potential restructuring charges Q4, I guess, not -- or early next year?

And then, secondly, you talk a lot about working across the divisions within UBS, and you already have some benefits with Asset Management.  But I just think, in terms of the whole potential, where do you think you currently stand and how much is like a – is this like incentivize the divisions to work together and how much more is there to go for?  Thank you very much.

Ralph Hamers

Yeah.  Thank you, Anke.  Well, on the – so, on the cost plan, I mean, there is a bit of impact here, but the real impact of the cost plan will actually come through our ’22 and ’23 numbers.  And, you know, we can give you much more detail on that also in February as to how we plan that and where we see then also the room to translate that into investments, on other side, to the extent these investments make returns that we expect them to make.

On the restructuring provisions for example, we had expected that a little bit higher.  But what we see is there's quite some attrition because of the markets as well.  So, from that perspective, the market is helping us as well and because – as a result of voluntarily leaves are happening, etc., etc..  So, no major – I'm looking Kirt at this moment at least for the third quarter was…

Kirt Gardner

$66 million in the third quarter after $90 million in the second quarter, which as Ralph said is lower than we expected.  Any further update on restructuring related to the $1 billion we'll update you on in February.

Ralph Hamers

Yeah.  Exactly.  And your second question was on the…

Kirt Gardner

The second question was on collaboration revenue….

Ralph Hamers

Exactly.  Yeah.

Kirt Gardner

…across the business divisions.

Ralph Hamers

So, it's a very good point there.  Clearly, as you know, we're trying to ensure that UBS is more than a collection of divisions.  We truly believe that we work for one and the same client and we have to look at ourselves, plus our partners as ones that work in an ecosystem of capabilities that we want to deploy with our customers in order to support them in developing their wealth.  And for that, you need further collaboration, which is happening in many different areas.  If it has to do with wealth and investment banking working together on the specialized lending, on the direct access to the markets, or the wealth with asset management in the US, for example, under the Concord program and the SMA product offering.  So, where we feel the opportunities are there, we will certainly do so.  You should realize that the top of the house, which is the executive board members, we all have the same financial KPIs.  Nobody has a divisional KPI specifically, which makes sure that the top of the house is fully collaborative, making sure that our clients get serviced the best product and the best service in – from the products that we have or sourced from others.  So quite some changes already made this year in order to make that work.

Anke Reingen, RBC

Okay.  Thank you very much.

Daniel Regli, Octavian

Good morning.  Thanks for the presentation and for taking my question.  I have four questions.

One on NII particularly Global Wealth Management.  As I understand, the margin expansion you have seen is mainly due to deposit management, or optimization.  Can you give us kind of an idea of what the current interest yield curve shape has for an impact on NII in this quarter or maybe in the shorter-term, longer-term outlook?

Then, secondly, on IB revenues.  Obviously, we are waiting for the kind of normalization in IB revenues for a while now.  And then repeatedly, we're talking about the normalization in revenue for Q3 and now you, again, posted a very strong quarter.  Can you give us kind of an outlook here?  And what do you expect going forward in terms of IB revenues, also with regards to pipeline, maybe deals pipeline for Q4?

And then thirdly, again, maybe…

Martin Osinga

Daniel, Daniel, it's Martin here.  So just the rule is two questions per analyst, so we'll take these two questions and take it from there, please, right, because we have a few more people on the queue.  Thank you.

Daniel Regli, Octavian

Thank you.  Okay.  Sorry.

Ralph Hamers

Hey.  I thought I would be – I will start with your second question, Daniel, here, which is on the outlook.  And so, we – and so, if also going by my introduction, you see that, you know, the companies are really kind of looking at the opportunities to build a scale in this market to benefit from new business models, to look for further opportunities, to grow as well, looking for capabilities to add to their core businesses and, therefore, the current momentum that we see in the market in terms of M&A, the Advisory side, to the extent that the markets hold up on the equity capital markets, we actually think that it's – it looks good for the next quarter.

I'm not going to go into where this is going to be in the next year or two, etc., you know, who knows?  But currently that looks good.  The markets continue to be constructive overall in what we see as well, also this month, you know?  So, from that perspective, we think that the markets are constructive, both on the advisory side and as in general as well.

Kirt Gardner

But, Daniel, in terms of your first question, if you look at our NII on a year-on-year basis, the majority of the growth was actually generated by lending as you would expect, in GWM with the $21 billion of net new loans that we've generated this year.  And also, overall, the margin has improved slightly, but we – generally, we've maintained our margins on those loans.

Now, quarter-on-quarter, we actually did see a good increase in overall deposit NII, and that was predominantly generated by increase in flows.  And so, we've actually seen a – quite a good build-up in volumes over the last three quarters.

In addition to that, we had some other non-NII or non-margin specific contributors to our overall NII for the quarter and that included some revenue from some sale of some available for sale securities in the US that helped us.  Plus you heard reference to the repricing that we've done for clients above 250,000 [edit: francs], that also helped us a bit in the quarter.

Going forward, if you look at our NII, the main factor that will drive revenue will be flows as we look into next year.  I referenced that quarter-on-quarter we expect to be stable.  If you look at the shape of the curve currently, there is some expected increase in the back end of the curve, but that really won't help us until 2023.  And it really takes a change in short-term interest rates to help us on the deposit margin side of things.  Beyond that, I think you heard an earlier question about the 100 basis point increase, which leads to $1.6 billion.  But that's very theoretical.

Daniel Regli, Octavian

Ok.  Thanks a lot and apologies for asking or wanting to ask more questions.

Ralph Hamers

No worries.

Amit Goel, Barclays

Hi.  Thank you.  So, two questions.  The first is, I mean, to be honest, I'm still a little bit struggling to get my head around why the Group isn't returning more capital already via buyback or other means.  And obviously, when I look at the ratio relative to the target, I see the commitment to get back to the 13%.  I mean, obviously, there's the French case out there.  But even that, when I look at the theoretical surplus, it seems to not be such a big factor.  Last year, there was the additional dividend, sorry, buyback accrual.  So, really just trying to understand what exactly we’re waiting for n terms of seeing more money coming back to investors?

And then secondly, just a question and maybe coming back on APAC, but I just wanted to understand a bit more in terms of exposure to heavily structured product, whether you see that as an area of risk and/or risk management, or whether that's an area that you're looking to continue to grow as we go through the coming periods.  Thank you.

Kirt Gardner

Yeah.  I don't know how many different ways I can answer the question, Amit, about returning capital.  But I think I've already been very, very clear.  Our intention is to return capital above 13%.  And you'll hear more about our plans to return capital going forward.  You can do the math and you know that there is ample opportunity for us to continue to engage very actively in buybacks.

Now also, I would mention that if you look at the one constraint we do have, it's – we generally will repurchase up to about 25% of our shares [edit: intraday volume on the SIX] on any given day in the market just so that we're not overly influencing price moves.  So, you can also factor that in and then look at the number of business days that are available in a quarter.  And that will give you a little bit of a view in terms of the limitations around buybacks.

In terms of your second question.  It's a little – I'm confused by the way you ask it, you say that “are you going to engage more”, implying that we are already engaged and exposed to heavily structured products in Asia.  I mean, I think if you look at our Asian business, naturally, we are exposed to structured products.  That, in particular, is a big part of our Equity Derivatives platform, both on the side of our Investment Bank, where we're very focused on structured derivatives, and that's not just in Asia Pacific, it's across all markets.  We've actually rebalanced our equity derivatives business.  So we got a much better mix of flow and structured product exposure overall, which has been very constructive for us.  And then we're also exposed on the distribution side for our Wealth Management clients as they tend to like to invest, particularly when they see volatility in the marketplace.  They like to invest in structured products and we generally -- and we did, and we referenced one of the reasons you saw year-on-year growth in our transaction revenue in Wealth Management is because we did see higher structured product revenue.  But again, not just Asia Pacific, but really across all regions..

Amit Goel, Barclays

Yeah.  Thank you.

Ralph Hamers

Yeah, which is different from structured lending…

Kirt Gardner

That's right.

Ralph Hamers

…right?  So – this is different from structured lending, so it's just, you know?

Amit Goel, Barclays

Sure. Yes. So I was kind of asking in relation to perhaps a bit more of the structured lending and essentially some of the comments about asking clients to deleverage to some degree, whether or not – how you're thinking about the growth of that business and, or risks within it.

Ralph Hamers

Yea, but the deleveraging was not particularly geared towards the structured lending activities. The deleveraging is just about making sure that the Lombard loans as well and the LTVs in the Lombard loans – that they get honoured.  And depending on the concentration under these loans and the movement of some of the underlying stock, the question is, okay, how do you kind of recalibrate your portfolio to be more diversified, more internationally diversified, etc. etc.  And that's a discussion that went on and that's how we also support our clients through a change in sentiment and by recalibrating their portfolio.

So on the structured lending itself, I know that Asia is a market generally more open to structured lending.  Our exposure is limited to that -- to a certain extent there.  We are pretty conservative on the risk side, if it comes to very specific structured lending also in Asia.  We do think it's a good business, but we do it with some conservatism, as you know.

Kirt Gardner

Yeah.  And I think you heard me mention that our structured loan to total loan portfolio is about 5%.  And we do intend to do more structured lending.  But as Ralph said, on a very selective basis.

Amit Goel, Barclays

Thank you.

Tom Hallett, KBW

Hey, guys.  Thanks for taking my questions.  So if I remember correctly, you said something like $70 trillion of wealth will be transferred to the next generation in the coming years.  So, I guess, what I would like to know is what's the track record of UBS, say, in the past five years for assets that have been transferred down from, say, one generation to the next.  So, you know, is it sort of 80%, 90%?  Any sort of indication around that would be good.  And for those that don't convert down the generations, why is that?  What's typically driving that?

And then secondly, could you provide more colour around the associate loss in Asset Management, please?  You know, is that you think we should expect again or is that just a one-time thing?  Thank you.

Ralph Hamers

Yeah.  The second one is a one-time thing.

And the first one, I don't have those numbers, Tom.  But, in general, how it works is that, clearly, you know, if you – the transfer of wealth from one generation to the other may come with a choice for either a different adviser or different channel altogether.  As you can imagine, there's a new generation and that is what the – why this is so important that we have different channels in the market, different offerings in the market as well.  So, the numbers I really don't have here at hand.  I owe those to you to the extent we even have them.

But certainly, you know, it's looking at, okay, if you have generational transfers, do you need to have different coverage, different financial advisers, or different channel altogether in order to manage that?  And in general, what we do is we're very early on in these discussions, as you can imagine, the transfer of wealth from one generation to the other, specifically, if it also has to do with the underlying business itself.  So, the transfer of the business that has been run by one generation to the other comes with quite some emotions sometimes, with a lot of advice and with a trusted relationship.  And honestly, that's exactly what we do.  This is exactly what we do.  We have these discussions pretty early on.  We take our clients through some of this.  Make sure they feel comfortable before they even take the decision.  And then once they take the decision, we also make sure that every step of the way they understand what's happening.  And so, it's – this is what we do.  This is our business.

Kirt Gardner

Maybe just to add to that, part of that as Ralph mentioned, is a real focus on the next generation.  In fact, we have a number of very active education and content programs that we offer to the children of our wealthy clients.  And we do that very proactively, including running overall events.  We bring the children together – of wealthy clients so that they can interact as well.  And we find that we start to build and create, actually, a – that confidence and that linkage at that earlier age, and it's obviously very helpful to that transition point that occurs later on.

Tom Hallett, KBW

Cheers.  Thank you.

Ralph Hamers

Hey.  In absence of further questions, I'd like to thank you for calling in and staying with us this morning.  We are very proud to deliver such a good set of numbers, record numbers from many different dimensions, and that's thanks to our clients and – that put their trust in us, and thanks to our colleagues here at UBS that support our clients all the way through some of these uncertain times.

We're very proud here but by no means are we complacent.  And we have developed some plans that are very interesting and that, we feel, will fuel growth also for the future, not only now, and we're really looking forward to seeing you in the next quarter when we could give you a full update on those plans and the resulting targets from that as well.  Thanks very much.

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UBS AG

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